Exhibit 21.1

Subsidiaries of Franklin BSP Real Estate Debt, Inc.

Subsidiary	Jurisdiction of Incorporation
FBRED REIT Equity, LLC	Delaware
FBRED REIT Finance, LLC	Delaware
FBRED REIT High Yield Securities, LLC	Delaware
FBRED REIT Real Estate Debt OPCO, LLC	Delaware
FBRED REIT TRS, LLC	Delaware